June 14, 2010
VIA EDGAR AND OVERNIGHT COURIER
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
Washington, DC 20549-4628

Re:	Newmont Mining Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 25, 2010 File No. 1-31240
Dear Mr. Schwall:
Please find below the responses of Newmont Mining Corporation, a Delaware corporation (the “Company” or “Newmont”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter to Mr. Russell Ball of the Company dated May 3, 2010 (the “Comment Letter”).
For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations, page 41
1.	We note that one of your Business Excellence initiatives is to continue to improve your safety performance. We are unable to find any discussion addressing your efforts in this regard, other than the brief mention of your Midas mine in Nevada in Note 4 to your Consolidated Financial Statements and the composition of the Operations and Safety Committee of your board in your proxy statement. Please expand your disclosure to discuss your safety performance. Provide the safety statistics which you currently measure, such as the rates reported to the Mine Safety and Health Administration and comparable statistics for other jurisdictions in which you operate. See also our comment below regarding your Strategic Objectives Bonus plan.

Mr. H. Roger Schwall
June 14, 2010

The Company has established a Business Excellence program that is designed to assist in improving its planning and execution capabilities, including, among other goals and objectives, its execution in safety performance. In compliance with health and safety laws, the Company compiles and reports on various metrics related to the Company’s safety performance to federal and state regulatory agencies, including the U.S. Mine Safety and Health Administration and corollary regulatory bodies in other jurisdictions in which the Company operates. After careful consideration of the Staff’s comment, the Company respectfully submits that disclosure of such statistics is not in itself material to investor understanding of the Company’s financial condition and results of operations. The Company will continue to consider and disclose the occurrence and impact of any safety statistics or safety-related events that management believes to be material to investor understanding of the Company’s financial condition and results of operation in accordance with Item 303 of Regulation S-K. An example of the Company’s disclosure of such an event regarding the Midas mine in Nevada was included in the period affected. In addition, please refer to the Company’s response to comment 7 below for a discussion of workplace safety in the context of the Strategic Objectives Bonus program.
Engineering Comments
Proven and Probable Equity Reserves, page 33
2.	Please forward to our engineer, as supplemental information and not as part of your filing, your competent persons report or technical documentation for your Yanacocha operation in Peru which establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 and Rule 12b-4 of the Exchange Act. To minimize the transfer of paper, if possible please provide the requested information on a CD, formatted as Adobe PDF files. Provide the name and telephone number for a technical person whom our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please contact John E. Coleman, Mining Engineer, at (202) 551-3610.
The supplemental information requested by this comment 2 of the Comment Letter has been provided to the Staff under separate cover dated June 3, 2010 on a confidential and supplemental basis pursuant to Rule 12b-4 promulgated under the Exchange Act of 1934, as amended. In accordance with such rule, Newmont segregated such information and requests that such material be returned promptly following completion of the Staff’s review of the Form 10-K for the fiscal year ended December 31, 2009. Newmont also requested confidential treatment of such material, in accordance with the Freedom of Information Act and pursuant to the provisions of Rule 418 promulgated under the Securities Act of 1933, as amended.

Mr. H. Roger Schwall
June 14, 2010

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 23
3.	With respect to the comments on your executive compensation disclosure, please show us how you intend to comply with our comments in the future by providing us with draft disclosure based on information and data from 2009. We note that we identified a few of these issues previously in our letter to you dated August 21, 2007.
The Company has included below draft disclosures for each of the Staff’s comments based on information and data from 2009 as if it were included in the Definitive Proxy Statement for the 2010 Annual Meeting of Stockholders (the “2010 Proxy Statement”). The Company intends to include such updated disclosure in its Proxy Statement for the 2011 Annual Meeting of Stockholders.
Base Salary, page 26
4.	It appears from the Summary Compensation Table that salary amounts increased from 2008 to 2009. Please enhance your disclosure by explaining when the salaries were increased and by what amounts, and also state the current base salaries.
The Company will include the following after the first two sentences in the Base Salary section on page 26:
The increases in base salaries earned in 2009 from those earned in 2008 (approved in April 2009, effective March 1, 2009) were as follows:

			Increase from
Named Executive Officer	2008	2009	2008 to 2009 (%)
Richard T. O’Brien	1,000,000	1,025,000	2.5
Russell Ball	493,750	544,667	10.3
Randy Engel	426,250	486,917	14.2
Brian Hill[1]	NA	625,660	NA
Guy Lansdown	502,500	574,000	14.2

(1)	Mr. Hill was not a Named Executive Officer during 2008.
The 2009 base salaries for our Named Executive Officers were reviewed by the Compensation Committee of the Board and compared to base salaries offered to similarly-positioned senior executives at surveyed companies, and on that basis, the Compensation Committee approved certain increases to more closely align the salaries with base salaries offered to similarly-positioned senior executives at the surveyed companies. The respective differences in base salary increases among the Named Executive Officers reflect the differences in historical compensation levels for those positions. Please refer to page 26 of the 2010 Proxy Statement for a discussion of material differences in compensation levels among the Named Executive Officers.

Mr. H. Roger Schwall
June 14, 2010

Corporate Performance Bonus, page 27
5.	We note your disclosure that the capital expenditures metric focuses employees on efficient utilization of capital. Please describe how this metric is calculated.
The Company will include the following in the Corporate Performance Bonus—Capital Expenditures Metric section on page 27:
On an annual basis, the Company establishes and the Board approves the Company’s target estimated capital expenditures for that year (utilizing certain assumptions for variables such as commodity prices and currency fluctuation, and expectations for the deferral or acceleration of specified projects). The initial targets are based on the Company’s best estimates of the amounts of capital expenditures necessary for achievement of its business plan and efficient utilization of capital on a global basis, and are calculated independent of potential impact on employee compensation. After the close of the year, the Company adjusts the target capital expenditure metric based upon actual commodity prices, currency fluctuations and projects timelines. For 2009, the calculation of the payout under the capital expenditures metric was further modified by the Board of Directors as described below.
Strategic Objectives Bonus, page 28
6.	We note your summary of the key individual Strategic Objectives for each named executive officer, the amounts shown in the Bonus column of the Summary Compensation Table, and your disclosure that the compensation committee exercised its discretion to lower the Strategic Objectives Bonus for the named executive officers based on the late commencement of commercial production at the Boddington project in Australia and the number of workplace accidents during 2009. Please enhance your disclosure by quantifying the amount(s) by which the Bonus was lowered. Also, revise your disclosure to describe the specific contributions of individual executives considered by the compensation committee in its evaluation and determination of the bonus amount awarded to each named executive officer, based on the relevant facts and circumstances. In other words, disclose the committee’s evaluation of “the Board’s opinions regarding progress against goals” for each individual executive, or what the executive did to earn his respective bonus amount in 2009. Refer to Item 402(b)(2)(vii) of Regulation S-K and comment 6 of our letter dated August 21, 2007.

Mr. H. Roger Schwall
June 14, 2010

The Company will include the following as the second paragraph in the Strategic Objectives Bonus section on page 28:
The Strategic Objectives Bonus is not a formulaic incentive plan and is not specifically linked to any quantifiable metrics. The Compensation Committee’s determination of the amounts of Strategic Objectives Bonuses is subjective. While the Strategic Objective Bonus is based on pre-established individual Strategic Objectives, these pre-established individual Strategic Objectives do not constitute performance measures the achievement of which automatically results in specific payout levels, but instead merely provide a context for the Compensation Committee to evaluate each Named Executive Officer’s performance and contributions to the Company’s success when making the discretionary Strategic Objectives Bonus payout determinations.
The Company will include the following to replace the fourth paragraph in the Strategic Objectives Bonus section on page 29:
While no single Strategic Objective is either material to an understanding of the Company’s compensation policies relating to the Strategic Objective Bonus program or dispositive in the Compensation Committee’s decisions regarding the specific payout levels, in determining the awards for 2009, the Compensation Committee considered the following key accomplishments of each Named Executive Officer in the context of the Strategic Objectives listed above, in each case concluding that the Named Executive Officer had successfully achieved and often exceeded the stated Strategic Objectives:
•	Mr. O’Brien: created a positive work environment, allowing the company to retain, develop and attract highly-qualified employees; delivered on the Company’s business plans in a safe, environmentally and socially responsible manner; provided leadership in areas of safety and environmental and social responsibility; successfully implemented strategic plans relating to the Boddington mine in Australia and refined the Company’s overall strategic plans; implemented programs to achieve operational efficiency; and improved the Company’s financial strength and flexibility through successful capital markets transactions.
•	Mr. Ball: successfully completed the capital effectiveness program; exceeded the goal to provide additional liquidity for improved financial strength and flexibility through a two billion dollar debt offering and a $1.3 billion equity issuance; successfully completed the integrations for supply chain, information technology, accounting and tax functions; and led an operating review that is expected to result in improved efficiencies.
•	Mr. Engel: led the successful closing of a number of transactions, including the acquisition of remaining ownership position in the Boddington project; identified several external growth opportunities; implemented an improved Newmont’s process for earnings communications and other investor engagements; and led the re-engineering project for the planning function.
•	Mr. Hill: deployed the business excellence program resulting in $140 million of cost reductions and operational improvements; established a Management Operating System designed to drive organizational efficiency; launched Newmont’s safety journey; improved leadership bench strength; and delivered solid operating results.
•	Mr. Lansdown: successfully executed key development and exploration projects including the Boddington project in Australia and the Conga project in Peru; exceeded the number of planned due diligence reviews; completed projects that are expected to result in overachieving on the non-reserve mineralization and reserve growth targets; reinstituted innovation and research and development to advance Newmont’s operating practices.

Mr. H. Roger Schwall
June 14, 2010

In addition to consideration of the accomplishments above, the Compensation Committee reduced the actual payouts in 2009 for all of Newmont’s Named Executive Officers based primarily on two issues: (1) the late achievement of commercial production at the Boddington project in Australia; and (2) the number of workplace accidents that occurred, including four fatalities, in 2009. Based on these reviews, the overall performance of the Company, and recommendations from Mr. O’Brien in the case of Messrs. Ball, Engel, Hill and Lansdown, the Compensation Committee approved payouts at the levels shown below for each of the Named Executive Officers.

		2009 Strategic
	2009 Maximum	Objectives Bonus
	Strategic	Awarded
Name	Objectives Bonus	($)
Richard T. O’Brien	1,537,500	1,153,125
Russell Ball	466,650	350,000
Randy Engel	415,650	310,000
Brian Hill	531,811	400,000
Guy Lansdown	490,450	365,000
7.	To the extent that your incentive compensation, including the Strategic Objectives Bonus, is tied to workplace safety, please expand your disclosure to describe the matrix that you use to measure this factor and quantify the number of workplace accidents that took place in 2009.
The Company carefully considered the Staff’s comment and determined that, while workplace safety is one of many factors considered by the Compensation Committee in making determinations regarding the payout levels under the Strategic Objectives Bonus program, the Compensation Committee’s approach is not formulaic and thus no single factor is dispositive or has a quantifiable impact in setting compensation levels. Rather, the Compensation Committee carefully considers various factors, including workplace safety, in the context of its assessment. Consistent with this discretionary approach, in determining the awards for 2009, the Compensation Committee did not rely on a specific quantitative measure of workplace safety in making Strategic Objectives Bonus payout determinations. Please refer to the Company’s response to comment 6 above describing the nature of the Strategic Objectives Bonus program.

Mr. H. Roger Schwall
June 14, 2010

Stock Option Awards, page 30
8.	We note your disclosure that in April 2009 all of the named executive officers received at least the targeted amount of stock options, as well as additional options in recognition of high personal performance during 2008. Please disclose the specific aspects of each individual’s performance that led to the committee’s recognition of that individual’s high personal performance. Refer to Item 402(b)(1)(v) of Regulation S-K and comment 10 of our letter dated August 21, 2007.
Please refer to the Company’s response to comment 6 above describing the nature of the Strategic Objectives Bonus program. Please refer to page 23 of the Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders for a description of the 2008 Strategic Objectives.
The Company will add the following to the second paragraph in the Stock Option Awards section on page 30:
The Compensation Committee makes recommendations regarding the amount of option grants, and such recommendations are ratified by the full Board. The 2009 option grants were based upon the Compensation Committee’s subjective evaluation of each Named Executive Officer’s performance as measured against 2008 Strategic Objectives. In this context, the Compensation Committee considered the following key accomplishments of each Named Executive Officer, in each case concluding that the Named Executive Officer had successfully achieved and often exceeded the stated Strategic Objectives:
a.	Mr. O’Brien: provided excellent leadership for the Company’s global operations and provided clear and regular communications to investors.
b.	Mr. Ball: improved the Company’s global operating and business systems by planning and managing a capital effectiveness program and budget process.
c.	Mr. Engel: enhanced the Company’s credibility with investors.
d.	Mr. Hill: delivered excellent operating results in the Company’s Asia-Pacific operating region by executing on the region’s business plans.
e.	Mr. Lansdown: developed global operating and business systems for the Company’s major projects, including the Boddington project in Australia, the Conga project in Peru and the Akyem project in Ghana.
Post-Employment Compensation, page 32
9.	We note your disclosure on page 33 that you adopted the Executive Change of Control Plan based on your recognition that the potential for a change of control can create uncertainty for employees that may result in loss or distraction for executives during a critical period. We note your statement that “[i]n the event of a Change of Control, as defined in the Plan, and a qualifying termination of employment, the Named Executive Officers receive three times annual pay and other benefits.” Please clarify here that you have some single-trigger provisions and some double-trigger provisions, as explained in more detail beginning on page 46, and explain the rationale for this approach. Refer to Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K and comment 11 of our letter dated August 21, 2007.

Mr. H. Roger Schwall
June 14, 2010

The Company will add the following as a second paragraph in the Change of Control section on page 33:
The Company’s 2005 Stock Incentive Plan generally provides for vesting of unvested restricted stock and stock options upon a change of control of the Company. This provision does not apply to Performance Leveraged Stock Units. The cash bonus plan provides for payment of pro-rated target Corporate Performance Bonuses and Strategic Objectives Bonuses upon a change of control. These single trigger events upon a change of control of the Company provide immediate compensation to executives in the forms of cash (Corporate Performance Bonus/Strategic Objectives Bonus) and vesting of outstanding equity (Financial Performance Shares/options). In the case of cash bonuses, the amounts represent a pro-rated target amount commensurate with the portion of the year that the Named Executive Officer worked prior to the change of control. In the case of the equity, the outstanding equity represents equity that the Named Executive Officer already earned, but was not yet vested (Financial Performance Shares/options). These benefits, paid on what is sometimes referred to as a “single-trigger” basis, align compensation directly with shareholder interests at the time of acquisition to complete the transaction on favorable terms and recognize the decreased probability that the executives will retain the ability to impact share price after the change of control.
The Company will add the following sentence as a fourth paragraph in the Change of Control section on page 33:
These benefits, paid upon termination of employment following a change of control on what is sometimes referred to as a “double-trigger” basis, provide incentive for executives to remain employed to complete the transaction and provide compensation for loss of employment.
Executive Compensation Tables, page 39
2009 Grants of Plan-Based Awards Table, page 41
10.	Please revise your disclosure to include in column (1) of your Grants of Plan-Based Awards Table the grant date fair value of each of the Financial Performance Stock Bonuses. Refer to Item 402(d)(2)(viii) and Instruction 8 to Item 402(d) of Regulation S-K.
The Company supplementally advises the Staff that the All Other Stock Awards: Number of Shares of Stock or Units and the Grant Date Fair Value of Stock and Option Awards columns on page 41 include all Financial Performance Stock Bonuses awarded on February 23, 2009, based upon 2008 performance. Bonus awards are not granted subject to a performance condition, as described in Item 402(d)(2)(viii) and Instruction 8 to Item 402(d) of Regulation S-K. Instead, they represent stock awards granted during the reporting year for performance in the preceding year.

Mr. H. Roger Schwall
June 14, 2010

The target number of shares of the Financial Performance Stock Bonuses established by the Compensation Committee in 2009 merely represents a target number of shares that are potentially awardable in 2010 based on 2009 performance. Accordingly, the amounts reported under Estimated Future Payouts Under Equity Incentive Plan Awards and the corresponding footnote (2) in the 2009 Grants of Plan-Based Awards Table on page 41 will be deleted. The actual payouts for 2009 performance have been granted on March 1, 2010 and will be disclosed based on the date of the grant for that reporting year under All Other Stock Awards: Number of Shares of Stock or Units in the Proxy Statement for the 2011 Annual Meeting of Stockholders. Please refer to disclosure beginning on page 30 for Financial Performance Stock Bonuses granted in 2010 based on 2009 performance.
Savings Equalization Plan, page 46
11.	We note your disclosure that the Savings Equalization Plan permits a participant to allocate deferred compensation to various hypothetical investment alternatives (including a hypothetical investment in shares of company stock) selected by a committee of company representatives with the advice of professional investment managers. Please clarify, if true, that the participant is subject to the risk of a decline in his or her account if the hypothetical investments chosen decline in value.
The Company will add the following to the first paragraph of the Savings Equalization Plan section on page 46:
A participant in the Savings Equalization Plan is subject to the risk of decline in his or her account if the hypothetical investments chosen decline in value.
12.	Given that the Savings Equalization Plan does not require an actual investment of assets in the funds for which a participant’s account is credited, please clarify, if true, that the participants’ account balances under the Plan are unfunded general obligations of the company.
The Company will add the following to the third paragraph of the Savings Equalization Plan section on page 46:
As of December 31, 2009, account balances of all participants in the Savings Equalization Plan were unfunded general obligations of the Company. In 2010, the Company established a trust for participant account balances in the Savings Equalization Plan and the Company plans to fund the participant account balances in the trust. The assets held in this trust may be subject to claims of the Company’s creditors in the event the Company were to file for bankruptcy.

Mr. H. Roger Schwall
June 14, 2010

******
In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company would be pleased to receive any responses whenever they become available, and is prepared to make every effort to respond in a timely manner to the Staff’s comments. If the Staff wishes to discuss the responses provided above or the enclosed materials at any time, please do not hesitate to contact Jeffrey Reeser, Vice President and Secretary, at (303) 837-5149.

Sincerely,
/s/ Russell D. Ball
Russell D. Ball
Executive Vice President and Chief Financial Officer

cc:	John E. Coleman Alexandra M. Ledbetter Norman Gholson